**SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated JANUARY 18, 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Diagonal Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   No <u>X</u>

Enclosure: Press release   **ANGLOGOLD ASHANTI OPERATIONAL GUIDANCE FOR Q4 2007**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

18 January 2008

AGA 01.08

ANGLOGOLD ASHANTI OPERATIONAL GUIDANCE FOR Q4 2007

During the fourth quarter AngloGold Ashanti's South African operations experienced a number of planned and unplanned shutdowns due primarily to safety interventions. This has resulted in the South African operations producing approximately 55,000 ounces of gold less than the prior quarter. The "Safety is our First Value" campaign was introduced on 8 November 2007, undertaken jointly with organised labour and government representatives, together with associated campaigns at each of our South African business units. As a result, these operations have started to experience an encouraging improvement in safety performance.

At the Geita mine in Tanzania, production for the fourth quarter will be 51,000 ounces below last quarter. Tonnage was adversely affected by discharge pump failures at both mills and the treatment of harder ore. Metallurgical recovery reduced substantially in December 2007, due to the refractive nature of ore from Geita Hill, which was suspended and replaced with lower grade material from stockpiles. As announced in December 2007, Richard Le Sueur, formerly manager of the Morila joint venture in 2007, has now been appointed managing director at Geita. This became effective in early January 2008.

Notwithstanding solid operating performances from the company's international operations, the impact of the fall in production in South Africa and at Geita, in particular, has resulted in Group production of 1,368,000 ounces for the fourth quarter. This level of production has a consequential impact on unit cash operating costs for the quarter.

As noted in published guidance released with the third quarter 2007 results, earnings for the fourth quarter 2007 are expected to be significantly distorted by, amongst other things, annual accounting adjustments such as rehabilitation, inventory, and current and deferred tax provisions.

The results for the fourth quarter and year ended 31 December 2007 will be released on 7 February 2008.

Queries

South Africa	Tel:	Mobile:	E-mail:
Charles Carter	+27 (0) 11 637-6385	+27 (0) 82 330 5373	cecarter@AngloGoldAshanti.com
Himesh Persotam	+27 (0) 11 637 6647	+27 (0) 82 339 3890	hpersotam@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: JANUARY 18, 2008

AngloGold Ashanti Limited

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary